FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of APRIL, 2007

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Lund Gold Ltd. – News Release Dated April 20, 2007.

➢

Lund Gold Ltd. – BC FORM 53-901F, Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____   No _ X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.
(Registrant)

Date:	May 4, 2007	By:	“J.G. Stewart”
G. Stewart

		Its:	Secretary
(Title)

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LUND GOLD LTD.
Suite 2000, Guinness Tower
1055 West Hastings Street	Phone: (604) 331-8772
Vancouver, B.C. V6E 2E9	Fax: (604) 331-8773

May 4, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“J.G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Ms. Pam Morris

Miller Thomson, Attention:  Mr. Rupert Legge

LUND	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C, Canada V6E 2E9
GOLD LTD.	Tel: (604) 3318772 Toll free (877) 5298475 Fax: (604) 3318773 Email: info@lund.com

April 20, 2007	Trading Symbol: TSX Venture – LGD Website: www.lundgold.com

LUND CLOSES NON-BROKERED PRIVATE PLACEMENT

Further to its news release of March 12, 2007, Lund Gold Ltd. (TSX-V: LGD) is pleased to report that it has closed the non-brokered private placement of 12,000,000 units of Lund at price of $0.25 per unit to generate proceeds of $3,000,000.  Each unit consists of one share of Lund and one half of a non-transferable share purchase warrant, each whole warrant entitling the purchase of an additional share of Lund at a price of $0.40 per share until April 11, 2009 as to 9,500,000 units and until April 13, 2009 as to 2,500,000 units.  All securities issued pursuant to this placement are subject to a four month hold period expiring on August 11, 2007 as to 9,500,000 units and until August 13, 2007 as to 2,500,000 units.

The proceeds from the placement will be used to fund the next phase of work on its Carneirinho Property in Tapajós region of north central Brazil and for working capital.  Lund holds an option to acquire a 100% interest in the Carneirinho Property.

Lund is also pleased to report that Ian Brown has joined Lund as its Chief Financial Officer.  Mr.  Brown is an honours graduate in Commerce from the University of Toronto and is a Chartered Accountant.  He has spent over 25 years as a financial executive in the mineral exploration industry, working with many large-scale exploration projects in North America, South America, Africa and Southeast Asia. He has wide-ranging experience in structuring project and joint venture financings with junior and with major companies, and in administering project operations in overseas and remote locations. Mr. Brown’s extensive public company experience includes international M & A transactions and graduation to senior exchanges. He also has a particular interest in corporate governance issues.

Lund also reports that it has, subject to regulatory approval, granted incentive stock options entitling the purchase of up to 1,690,000 common shares of Lund at a price of $0.31 until April 19, 2012.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek,

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Lund Gold Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

April 23, 2007

Item 3.

Press Release

April 20, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

Closing of non-brokered private placement.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 23rh day of April, 2007.

LUND GOLD LTD.

By:	“J. G. Stewart”
Secretary
(Official Capacity)

J.G. Stewart
(Please print here name of individual
whose signature appears above.)